

SEC 04018146 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66092

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **05/01/03** (MM/DD/YY) AND ENDING **04/30/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **European Credit Management Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

980 North Michigan Avenue, Suite 1150
(No. and street)

Chicago	**Illinois**	**60611**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric M. Obsbaum **(212) 509-7800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

180 North Stetson	**Chicago**	**IL**	**60601**
(Address)	(City)	(State)	(Zip Code)



SEC MAIL PROCESSING
RECEIVED
JUL 28 2004
WASH. D.C.
179
SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John D. Reese, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to European Credit Management Inc. for the year ended April 30, 2004, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John D. Reese
Signature

PRESIDENT
Title

Signature

Title

Mary B. Koncel
Notary Public


"OFFICIAL SEAL"
MARY B. KONCEL
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES MAY 15, 2008

European Credit Management Inc.

(SEC I.D. No. 8-66092)

Financial Statements and Supplemental Schedules for the Year Ended April 30, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

EUROPEAN CREDIT MANAGEMENT INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of European Credit Management Inc.:

We have audited the following financial statements of European Credit Management Inc. (the "Company"), for the year ended April 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of European Credit Management Inc. as of April 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of European Credit Management Inc. as of April 30, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	11
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	12

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



July 16, 2004

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2004

ASSETS	
CASH	$ 344,050
RECEIVABLE FROM PARENT	143,733
FIXED ASSETS—Net of accumulated depreciation of $59,848	43,906
OTHER ASSETS	23,924
TOTAL ASSETS	$ 555,613
LIABILITIES AND STOCKHOLDER'S EQUITY	
ACCRUED EXPENSES AND OTHER LIABILITIES	$ 84,243
SUBORDINATED LIABILITIES	450,000
Total liabilities	534,243
STOCKHOLDER'S EQUITY:	
Common stock—$1 par value; 100 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	9,900
Retained earnings	11,370
Total shareholder's equity	21,370
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 555,613

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF OPERATIONS
YEAR ENDED APRIL 30, 2004

REVENUES:	
Fees from Parent	$ 985,262
Interest	79
Total revenues	985,341
EXPENSES:	
Compensation and benefits	404,626
Professional services	202,184
Travel	136,228
Occupancy and equipment	86,363
Communication and data processing	30,631
Regulatory fees	24,734
Other	63,274
Total expenses	948,040
NET INCOME BEFORE INCOME TAXES	37,301
PROVISION FOR INCOME TAXES	8,475
NET INCOME	$ 28,826

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED APRIL 30, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—May 1, 2003	100	$ 100	$ 9,900	$ (17,456)	$ (7,456)
Net income				28,826	28,826
BALANCE—April 30, 2004	100	$ 100	$ 9,900	$ 11,370	$ 21,370

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 28,826
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	41,659
Changes in operating assets and liabilities:	
Receivable from/payable to Parent	(304,499)
Other assets	(8,285)
Accrued expenses and other liabilities	84,243
Net cash used in operating activities	(158,056)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Issuance of subordinated liabilities	450,000
Net cash provided by financing activities	450,000
NET INCREASE IN CASH	291,944
CASH—Beginning of year	52,106
CASH—End of year	$ 344,050

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
YEAR ENDED APRIL 30, 2004

BALANCE—May 1, 2003	$ -
Issuance of subordinated liabilities	450,000
BALANCE—April 30, 2004	$450,000

See notes to financial statements.

EUROPEAN CREDIT MANAGEMENT INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED APRIL 30, 2004

1. ORGANIZATION AND NATURE OF BUSINESS

European Credit Management Inc. (the "Company"), established during 2002, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of European Credit Management Limited (the "Parent"), which is headquartered in London, England. The Company's registration as a broker-dealer became effective in January 2004. The Parent is an independent specialized investment management company, managing highly diversified portfolios of European fixed income credit securities on behalf of institutional clients worldwide. The Parent is regulated by the Financial Services Authority.

The Company markets interests in investment funds to institutional investors in the United States of America (the "U.S.") on behalf of the Parent. The Company also provides services to U.S. investors in relation to the investment funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition—The Company receives fees from the Parent for performing sales and marketing functions on behalf of the Parent to attract institutional investors in the Parent's funds. The fees are based on expenses incurred by the Company in relation to the marketing activities such as compensation and benefits, professional services, travel, occupancy, and other operating costs, plus a transfer pricing agreement profit factor of 5%. The fees are also based on bonus payments earned by the Company's sales employees for their sales and marketing efforts. The Company recognizes the fees as they are earned based on its agreement with the Parent.

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property—Property is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which are as follows:

Classification	Years
Telecommunications	3
Computer hardware and software	3
Furniture and fixtures	1.5 - 3
Office equipment	3

Income Taxes—Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the

amounts expected to be realized. Income tax expense is the income tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

3. SUBORDINATED LIABILITIES

The Company has entered into subordinated credit agreements with its Parent. The borrowings are subordinate to the claims of all other creditors of the Company. They are covered by a subordination agreement approved by the designated regulatory organizations and are available in computing net capital pursuant to the SEC's Uniform Net Capital Rule. These non-interest-bearing borrowings of $250,000 and $200,000 mature August 31, 2005 and February 28, 2007, respectively.

4. LEASE AGREEMENT

The Company has entered into a noncancelable lease for its office premises, which expires June 30, 2006. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending April 30	Amount
2005	$ 84,727
2006	87,264
2007	14,723
Total	$ 186,714

Total rental expense for the year ended April 30, 2004 was $83,300.

5. INCOME TAXES

The provision (benefit) for income taxes is summarized as follows:

Current:	
Federal	$ 8,965
State	4,400
Deferred	(4,890)
Total	$ 8,475

The effective income tax rate of 22.7% differs from the federal statutory tax rate of 34% due to nondeductible expenses, state taxes, and the effect of graduated federal tax rates.

The tax effect of the temporary differences comprising the Company's net deferred tax asset at April 30, 2004 is as follows:

Accrued expenses	$ 9,168
Depreciation	(4,278)
Net deferred tax asset	$ 4,890

Realization of the deferred tax assets is dependent on generating sufficient taxable income in subsequent years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amounts of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $5,000 or 6-2/3% (12-1/2% in its first year) of "aggregate indebtedness," as these terms are defined.

At April 30, 2004, the Company had net capital, as defined, of $254,807, of which $244,277 was in excess of its required net capital of $10,530. The Company's ratio of aggregate indebtedness to net capital was .33 to 1.

* * * * * *

EUROPEAN CREDIT MANAGEMENT INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
APRIL 30, 2004

NET CAPITAL

STOCKHOLDER'S EQUITY	$ 21,370
SUBORDINATED LIABILITIES	450,000
Total	471,370
DEDUCTIONS AND CHARGES:	
Nonallowable assets:	
Receivable from Parent	143,733
Fixed assets	43,906
Other assets	23,924
	211,563
Other	5,000
NET CAPITAL	254,807
MINIMUM NET CAPITAL REQUIREMENT: (Greater of $5,000 or 12-1/2% of aggregate indebtedness)	10,530
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 244,277
AGGREGATE INDEBTEDNESS	$ 84,243
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.33 to 1

Reconciliation with the Company's unaudited FOCUS report, Part IIA, Form X-17A-5, as of April 30, 2004:

Net capital as reported in the Company's FOCUS report	$ 295,323
Adjustments for fees from parent, professional fees, occupancy costs and tax provision—net	(40,516)
Net capital per above computation	$ 254,807

EUROPEAN CREDIT MANAGEMENT INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2004

The Company does not take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements based on Rule 15c3-3(k)(2)(i) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

July 16, 2004

European Credit Management Inc.
980 North Michigan Avenue
Suite 1150
Chicago, Illinois 60611

To the Stockholder of European Credit Management Inc.:

In planning and performing our audit of the financial statements of European Credit Management Inc. (the "Company") for the year ended April 30, 2004 (on which we issued our report dated July 16, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, for the period from January 28, 2004 (date registration as a broker-dealer became effective) through April 30, 2004. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Stockholder, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP